--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

(Mark One)
     [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].

     For the fiscal year ended December 31, 1999

                                       OR

     [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
     For the transition period from          to

                         Commission File No. ________

     A. Full title of the plan if different from that of the issuer named below:
          TeleSpectrum Worldwide Inc. 401(k) Retirement Savings Plan.

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: TeleSpectrum Worldwide Inc., 443 South Gulph Road, King of Prussia, PA 19406.

                          TELESPECTRUM WORLDWIDE INC.
                          ---------------------------

                        401(k) RETIREMENT SAVINGS PLAN
                        ------------------------------

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
            -------------------------------------------------------

                                                                                         Page
                                                                                         ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                   1

FINANCIAL STATEMENTS:

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 1999 AND 1998.     2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED          3
          DECEMBER 31, 1999

NOTES TO FINANCIAL STATEMENTS                                                              4

SUPPLEMENTAL SCHEDULE:

     I.  ITEM 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31,
         1999                                                                             10

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Trustees of
TeleSpectrum Worldwide Inc.
401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the TeleSpectrum Worldwide Inc. 401(k) Retirement Savings Plan ("the Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                          /s/ARTHUR ANDERSEN LLP

Philadelphia, Pa.
June 23, 2000

                          TELESPECTRUM WORLDWIDE INC.
                          ---------------------------

                         401(K) RETIREMENT SAVINGS PLAN
                         ------------------------------

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                -----------------------------------------------

                                                    December 31,
                                           ------------------------------
                                               1999              1998
                                           -------------     ------------
ASSETS:
 Investments                                $7,488,284        $5,922,266
 Contributions receivable                      105,245            91,520
 Interest receivable                                --               841
                                            ----------        ----------
                                             7,593,529         6,014,627
LIABILITIES:
 Excess contributions payable                   (8,518)          (37,117)
                                            ----------        ----------
NET ASSETS AVAILABLE FOR BENEFITS           $7,585,011        $5,977,510
                                            ==========        ==========

        The accompanying notes are an integral part of these statements.

                          TELESPECTRUM WORLDWIDE INC.
                          ---------------------------

                         401(K) RETIREMENT SAVINGS PLAN
                         ------------------------------

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1999
                      ------------------------------------



NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                               $5,977,510
                                                                 ----------
ADDITIONS:
 Interest and dividend income                                       632,210
 Net appreciation                                                 1,472,119
                                                                 ----------
                                                                  2,104,329
                                                                 ----------
CONTRIBUTIONS:
 Participants                                                       991,079
 Employer                                                           200,080
 Rollover                                                           200,150
                                                                 ----------
                                                                  1,391,309
                                                                 ----------
          Total additions and contributions                       3,495,638
                                                                 ----------
DEDUCTIONS:
 Benefits paid to participants                                    1,098,656
 Transfer to other qualified contribution benefit plan              740,194
 Refunds to participants                                              8,518
 Loan distributions                                                   8,262
 Forfeitures, net                                                    32,507
                                                                 ----------
          Total deductions                                        1,888,137
                                                                 ----------
          Net increase in assets                                  1,607,501
                                                                 ----------
NET ASSETS AVAILABLE FOR BENEFITS:
 End of year                                                     $7,585,011
                                                                 ==========


         The accompanying notes are an integral part of this statement.

                          TELESPECTRUM WORLDWIDE INC.
                          ---------------------------

                         401(K) RETIREMENT SAVINGS PLAN
                         ------------------------------

                         notes to financial statements
                         -----------------------------

                               DECEMBER 31, 1999
                               -----------------

1.  DESCRIPTION OF THE PLAN:
    ------------------------

The following brief description of the TeleSpectrum Worldwide Inc. 401(k) Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

TeleSpectrum Worldwide Inc. (the "Company") established the Plan effective January 1, 1997. The Plan was formed by merging the net assets of four Predecessor Plans - the Somar 401(k) Profit Sharing Plan, the Response Center, Inc. 401(k) Profit Sharing Plan, the NBG Services, Inc. 401(k) Savings Plan and the TeleSpectrum, Inc. 401(k) Plan. The Plan is a defined contribution plan covering employees who have completed one year of service and have attained the age of 21. Additionally, the Plan covers employees who were participants in the Predecessor Plans immediately prior to January 1, 1997. The Plan is administered by a committee of Company employees appointed by the Board of Directors whose members are not compensated for administrative services rendered. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions
-------------

Participants may make salary reduction contributions up to 15% of pre-tax compensation as defined in the Plan. Annual pre-tax salary deferrals are limited to the maximum allowable under the Internal Revenue Code ($10,000 in 1999). Qualified distributions from other retirement plans can also be transferred into the Plan and retained as a rollover contribution. The Company makes a matching contribution of 25% of the first 6% of participant-elected pre-tax salary deferral and may also elect to contribute a separately designated discretionary profit sharing contribution. Effective July 1, 1998, the Plan was amended to allow the Company to change the rate of employer matching contributions to the Plan. The matching contribution cannot exceed 6% of each participant's compensation. The Company elected not to make a discretionary contribution for the Plan year ended December 31, 1999. The Plan's committee may limit the amount of contributions if it is determined that such limitation is necessary to satisfy the requirements of the Internal Revenue Code.

Vesting
-------

Participants are immediately vested in 100% of their elected salary deferrals, rollover contributions and earnings thereon. The vesting of employer matching contributions and earnings on these amounts are based on years of credited service.

Participants are 100% vested after four years of credited service or attainment of normal retirement age, as defined. A participant who was actively employed by a sponsor of a Predecessor Plan on December 31, 1996 and was an employee of the Company on January 1, 1997 is 100% vested in their matching contribution and profit sharing accounts that were part of their Predecessor Plan account as of January 1, 1997.

Forfeitures
-----------

Upon termination of employment, the non-vested portion of a participant's interest in the Plan attributable to employer contributions will be forfeited. These forfeitures are then used to reduce the Company's future contributions to the Plan. As of December 31, 1999, there was $28,436 of unused forfeitures. During 1999, forfeitures of $32,507 were used to reduce Company contributions to the Plan.

Benefits
--------

Upon termination of service, a participant may elect to receive benefits either in a lump-sum payment or an annuity, as defined.

Participant Loans
-----------------

Participant loans may be obtained upon written application of any participant. Loans shall be made available to all participants in a uniform non-discriminatory manner and are limited to a maximum of 50% of the vested account balance of the participant or $50,000 less the participant's highest outstanding loan balance over the past 12 months divided by the outstanding loan balance on the date of the new loan, subject to a minimum of $1,000. Each loan will be evidenced by a promissory note setting forth the repayment terms and secured by the balance of the participant's account. The principal amount of each loan to a participant will be charged against the participant's account in the Plan.
The interest rate charged is determined by the committee and is commensurate with the rate that would be charged by a bank or other professional lender for making a loan under similar circumstances. For all loans outstanding as of December 31, 1999 and 1998, this rate ranged from 6.7% to 10.0%.

Administrative Expenses
-----------------------

Expenses and charges incurred in the administration of the Plan may be paid by the Plan to the extent not paid by the Company. During 1999, the Company on behalf of the Plan paid administrative expenses of $73,200.

Investment Options
------------------

Participants may choose to invest their salary deferrals, along with the employer matching contribution, in six investment options with Putnam Investments or, starting on July 1, 1998, TeleSpectrum Worldwide Inc. common stock. Investment options at December 31, 1999, include the following:

           Fund Name                                                  Description
-------------------------------------           ---------------------------------------------------------
Putnam Fund for Growth & Income                 Seeks capital growth and current income by investing in
                                                bargain stocks of established companies.

Putnam Vista Fund                               Seeks capital appreciation by investing primarily in the
                                                common stocks of midcap companies whose market value is
                                                between $300 million and $5 billion.

Putnam Diversified Income Trust Fund            Seeks high current income and preservation of capital by
                                                investing in a diversification of U.S. Government, foreign government, and higher-yielding lower-rated bonds.

Putnam New Opportunities Fund                   Seeks long-term capital appreciation by targeting rapidly
                                                expanding sectors of the economy and then selecting stocks of fast-growing companies within these sectors.

Putnam Asset Allocation Fund                    Seeks capital appreciation and total return by shifting
                                                assets as markets change to take advantage of investing
                                                opportunities.

Putnam Money Market Fund                        Seeks a high rate of current income and preservation of
                                                capital, maintenance of liquidity, and stability of
                                                principal by investing in short-term, high-quality investments.

Participant Accounts
--------------------

Each participant's account is credited with the employee elected salary deferral, qualified distributions from other retirement plans, employer contributions and an allocation of Plan earnings/losses, including market appreciation/depreciation. Allocations are based on either the participant's compensation, account balances or contributions, as defined.

Transfer to Other Qualified Benefit Contribution Plan
-----------------------------------------------------

On January 16, 1998, NCO Teleservices, Inc. ("NCO") purchased the response center from the Company. Pursuant to this acquisition agreement, the employees who ceased to be employees of the Company and became employees of NCO were fully vested in the Company's Plan and transferred to the accounts of such employees under NCO's tax-qualified, individual account, defined contribution retirement plan. The transfer of these accounts was completed on May 4, 1999 with a lump-sum transfer of $740,194.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
    -------------------------------------------

Basis of Accounting
-------------------

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits, disclosure of contingent assets and obligations at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
-------------------------------------------

The Plan's investments are stated at fair market value and unrealized appreciation/ depreciation of the assets is based on the market value of the assets at the beginning of the period or at the date of purchase, if purchased during the current period. Fair market value is determined primarily based upon the fair market value of the underlying assets. Securities traded on the public markets are valued at their quoted market prices. Purchases and sales of securities are reflected on a trade-date basis.


3.  INVESTMENTS:
    --------------

The following investments represent 5% or more of the Plan's net assets.

                                                                             December 31,
                                                                   ----------------------------
                                                                      1999              1998
                                                                   ----------        ----------
          Putnam Fund for Growth & Income, 58,190 and 52,946
           shares, respectively                                    $1,091,058        $1,084,872
          Putnam Vista Fund, 97,384 and 87,448 shares,
           respectively                                            $1,700,322        $1,142,947
          Putnam New Opportunities Fund, 34,197 and 39,618
           shares, respectively                                    $3,110,521        $2,314,874
          Putnam Asset Allocation Fund, 51,291 and 53,503 shares
           respectively                                            $  664,735        $  642,579
          Putnam Money Market Fund, 445,206 and 449,246 shares
           respectively                                            $  445,206        $  449,246

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,472,119 as follows:

Mutual Funds                                                  $1,457,383
Common Stock                                                      14,736
                                                              ----------
                                                              $1,472,119
                                                              ==========
4.  PLAN TERMINATION:
    -----------------

Although there is no intention to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination of the Plan, participants become vested in all amounts credited to their accounts.

5.  DISTRIBUTIONS/BENEFITS PAID TO PARTICIPANTS:
    --------------------------------------------

Distributions/benefits paid to participants are generally made on a monthly basis for those requests processed in the previous month. There were no distributions/benefits payable to participants as of December 31, 1999.

6.  INCOME TAX STATUS:
    ------------------

The trust established under the Plan is qualified under the Internal Revenue Code as exempt from federal income taxes under Section 501 (a). The Plan has received a favorable determination letter from the Internal Revenue Service
(IRS) maintaining the Plan's qualified status under the applicable Internal Revenue Service requirements.

The Plan did not meet certain requirements to qualify as non-discriminatory. In order to meet these requirements, the Company refunded $8,518 and $37,117 to participants subsequent to December 31, 1999 and 1998, respectively. Such amounts have been reflected as excess contributions payable in the accompanying statement of net assets available for plan benefits.

7.  NONEXEMPT TRANSACTIONS:
    -----------------------

There were no nonexempt transactions in 1999. However, in 1998, the Company failed to remit certain employee and employer contributions to the Plan within 15 business days of the month following the month in which the Company withheld the contributions. These transactions were deemed to be loans from the Plan to the Company and were identified as nonexempt transactions on Schedule IV in the prior year's financial statements. The Company paid the deemed loans to the Plan on the maturity dates noted in Schedule IV in the prior year's financial statements. The Company paid interest of $841 on these deemed loans to the Plan in 1999.

8.  SUBSEQUENT EVENTS:
    ------------------

On June 30, 1999, the Company merged with International Data Response Corporation ("IDRC"). Effective July 1, 2000, the IDRC 401(k) Retirement Savings Plan (the "IDRC Plan") shall be merged into the Plan, with all assets and liabilities of the IDRC Plan thereupon becoming assets and liabilities of the Plan, with the IDRC Plan thereupon ceasing to exist as an independent entity. The investment funds under the IDRC Plan will be mapped to the closest corresponding funds under the Plan. After the plan merger, the Company will fund the accrued match of former IDRC Plan participants for the period between January 1, 2000 and June 30, 2000.

Effective April 1, 2000, the Putnam Money Market Fund will be replaced with, and balances mapped to, the Putnam Stable Value Fund and the Putnam Diversified Income Trust Fund will be replaced with, and balances mapped to, the Putnam American Government Fund. In order to improve the Plan's diversification and performance, the Putnam Investors Fund, the Putnam International Growth Fund and the Putnam Small Cap Value Fund will be added to the investment options offered by the Plan. These additions are also effective April 1, 2000.

                                                                      SCHEDULE I
                                                              E.I.N. #23-2845501
                                                                       PLAN #001

                          TELESPECTRUM WORLDWIDE INC.
                          ---------------------------

                         401(K) RETIREMENT SAVINGS PLAN
                         ------------------------------

          ITEM 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
          -----------------------------------------------------------

                               DECEMBER 31, 1999
                               -----------------

                                                                                           Market
              Description of Investment                    Shares           Cost           Value
-------------------------------------------------        --------------   ----------      -----------
*Putnam Fund for Growth & Income                               58,190      $1,197,195      $1,091,058
*Putnam Vista Fund                                             97,384       1,255,045       1,700,322
*Putnam Diversified Income Trust Fund                          20,496         240,203         220,744
*Putnam New Opportunities Fund                                 34,197       1,834,108       3,110,521
*Putnam Asset Allocation Fund                                  51,291         605,968         664,735
*Putnam Money Market Fund                                     445,206         445,206         445,206
*TeleSpectrum Worldwide Inc. Common Stock                      15,569          92,602         110,933
*Loans to participants with interest rates of 6.7%               N/A          144,765         144,765
 to 10.0%                                                                  ----------      ----------
          Total Investments                                                $5,815,092      $7,488,284
                                                                           ==========      ==========
*Represents a party-in-interest.


                                  SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              TELESPECTRUM WORLDWIDE INC.
                              401(K) RETIREMENT SAVINGS PLAN


Date: June 29, 2000           By: /s/ Francis Pennella
                              ---------------------------------------
                              Name:  Francis Pennella
                              Title:  Executive V.P. of Human Resources

                                 EXHIBIT INDEX

Exhibit No.    Description
-----------    -----------

23.1           Consent of Arthur Andersen LLP, independent public accountants